UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

  For the fiscal year ended March 31, 2005

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

   For the transition period from ____ to ____.

Commission File No. 0-23832

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard

Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

March 31, 2005 and 2004

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	9-10

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PSS World Medical, Inc. Savings Plan as of March 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended March 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PSS World Medical, Inc. Savings Plan as of March 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended March 31, 2005, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of March 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Jacksonville, Florida
August 18, 2005

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

March 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$84,941,449	$76,338,204

Receivables:
Employer contribution	16,581	20,551
Other	1,474,281	222,969

Total receivables	1,490,862	243,520

Total assets	86,432,311	76,581,724
Liabilities:
Other:	1,079,788	234,109

Net assets available for benefits	$85,352,523	$76,347,615

See accompanying notes to financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Year ended March 31, 2005

Additions to net assets available for benefits:
Dividends and interest income	$728,872

Contributions:
Participant	7,835,395
Employer	1,393,917
Rollovers from qualified plans	1,706,283

Total contributions	10,935,595

Net appreciation in fair value of investments	2,338,281

Total additions	14,002,748

Deductions from net assets available for benefits:
Benefits paid to participants	(4,979,928)
Administrative expenses	(17,912)

Total deductions	(4,997,840)

Net increase	9,004,908
Net assets available for benefits:
Beginning of year	76,347,615

End of year	$85,352,523

See accompanying notes to financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

March 31, 2005 and 2004

(1)   Description of Plan

The following description of the PSS World Medical, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan’s provisions.

        (a)   General

The Plan is a defined contribution plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the “Company” or “employer”). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (“ESOP”), whereby employee and employer contributions can be invested in PSS World Medical, Inc. common stock (the “Company’s stock”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended.

        (b)   Plan Administration

Effective December 31, 2004, the Principal Financial Group purchased ABN AMRO Trust Services Company. All record keeping and trustee responsibilities were transferred from ABN AMRO Trust Services Company to the Principal Financial Group (“Trustee”).

        (c)   Eligibility

Effective October 1, 2003, any employee of the Company is eligible to participate in the Plan upon completing 30 days of service. Plan entry dates are the first day of each month within the Plan year.

        (d)   Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participants who have attained age 50 before the close of the Plan year are eligible to make an additional elective deferral contribution. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant. The Plan was also allows participants to make elective contributions from bonuses.

The Company may make the following types of contributions: (i) supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) qualified nonelective contributions.

Supplemental ESOP Matching Contributions: If participants direct the investment of their elective contributions to the Unencumbered Company Stock Fund (participant-directed), the Plan may use the elective contributions to make payments on any loans outstanding if the Plan has purchased Company stock with borrowed funds. When loan repayments are made, shares of the Company’s stock are released from a special account within the Plan. The number of shares released is determined under federal laws governing the administration of ESOPs. The number of shares released is not directly related to the current fair market value of the Company’s stock. For that reason, the Company may purchase additional shares of the Company’s stock that are at least equal to the number of shares that would be purchased with the participant’s elective contributions if the shares were acquired at fair market value on the open market (“Supplemental ESOP Matching Contribution”). Any additional shares purchased as a result of the Supplemental ESOP Matching Contribution are allocated only to those participants who have directed their investment of their elective contributions to the Unencumbered Company Stock Fund. For the Plan year ended March 31, 2005, the Company made no Supplemental ESOP Matching Contributions.

ESOP Matching Contributions and Non-ESOP Matching Contributions: The Company’s Board of Directors may elect annually to make a discretionary contribution in the form of an ESOP matching contribution (contributions to remain invested in the Company’s stock) or in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the Board of Directors. The Board of Directors also determines the percentage of each participant’s elective contributions to be matched as well as the maximum amount to be contributed. A participant must have provided 1,000 hours of service and be employed on the last day of the plan year to be eligible for such contributions. In the event that the elective contributions and ESOP employer contributions used to repay any outstanding ESOP loan are less than that required to meet the minimum loan payment, the Company shall make an ESOP matching contribution sufficient to meet the loan repayment requirement. For the Plan year ended March 31, 2005, the Company made no ESOP Matching Contributions.

Effective April 1, 2001, the Company made a quarterly Non-ESOP Matching Contribution for each eligible participant equal to the lesser of (i) 25% of a participant’s elective deferral amount up to 4% of a participant’s compensation for the Plan year or (ii) $1,500. Effective April 1, 2004, the Company changed the quarterly Non-ESOP Matching Contribution for each eligible participant equal to the lesser of (i) 50% of a participant’s elective deferral amount up to 6% of a participant’s compensation for the Plan year or (ii) $1,250. This Non-ESOP Matching Contribution is subject to a six-year vesting schedule, as described in Note 1(e), Vesting. The Non-ESOP Matching Contributions for the Plan year ended March 31, 2005 was $1,377,336. Such contributions are invested in the investment options that are selected by each participant.

ESOP Employer Contributions: The Company’s Board of Directors may also elect annually to make a discretionary ESOP Employer Contribution. If the Plan has purchased common stock of the Company with borrowed funds, the Plan may use these contributions to make payments due on any outstanding loans. Such contributions are allocated based on the ratio of each eligible participant’s considered compensation to the total considered compensation of all eligible participants during the plan year and will be allocated to participants who have provided 1,000 hours of service and are employed on the last day of the Plan year. There were no ESOP employer contributions for the Plan year ended March 31, 2005.

Qualified Nonelective Contributions: The Company’s Board of Directors may also elect annually to make qualified nonelective contributions. Such contributions may be allocated to a limited number of nonhighly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. The qualified nonelective contributions for the Plan year ended March 31, 2005 amounted to $16,581.

        (e)   Vesting

Participants are immediately vested in their contributions, all post-August 1, 1999 employer contributions except ESOP employer contributions, and the earnings thereon. Participants are vested in the Company’s discretionary ESOP employer contributions, pre-August 1, 1999 ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in the participant’s account balance.

        (f)   Forfeited Accounts

Nonvested portions of the Company’s discretionary contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. At March 31, 2005 and March 31, 3004, forfeited, nonvested accounts of $133,809 and $66,539, respectively, were reflected in the accompanying statements of net assets available for benefits.

        (g)   Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in the participant’s account. Balances in participant accounts are paid in a single lump sum. On December 26, 2003, the Plan was amended to comply with final regulations issued under Code Section 401(a)(9) regarding required minimum distributions.

Participant account balances are distributed in shares of the Company’s stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction. On March 28, 2005, the Plan was amended to address federally mandated automatic rollovers, where certain distributions may be rolled over to an Individual Retirement Plan.

        (h)   Participant Loans

The Plan does not permit participant loans.

        (i)   Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(2)   Summary of Significant Accounting Policies

        (a)  Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

        (b)  Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principals requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

        (c)  Income Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of investments are recorded on a trade date basis.

        (d)   Investment Valuation

Investments in mutual funds are stated at fair value, which is based on published market quotations on national exchanges. Investments in common collective trusts are stated at the fair value of the underlying assets determined by the custodian. Money market funds are valued at cost, which approximates fair value. The Company’s common stock as of March 31, 2005 is valued at a unit value determined by the amount of shares of stock and cash held within the unitized stock fund.

        (e)  Payment of Benefits

Benefits are recorded when paid.

        (f)  Net Appreciation in Fair Value of Investments

Net realized gains (losses) from the sales of investments and the changes in the unrealized appreciation (depreciation) on investments held are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

        (g)  Administrative Expenses

The Company paid administrative expenses of the Plan, exclusive of distribution fees which were paid by the participants, for the year ended March 31, 2005.

(3)   Investments

All investment elections are participant-directed funds. The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2005 and 2004:

	2005		2004
Description of Asset	Units	Value		Value
PSS World Medical Inc., common stock	2,532,483	$26,350,339	2,846,926	$29,301,473
ABN AMRO Growth Fund	427,045	9,343,748	423,790	9,336,084
PIMCO Total Return Fund	795,142	8,408,948	674,280	7,376,718
Veredus Aggressive Grown Fund	450,899	8,075,608	446,924	7,450,237
Janus Mid Cap Value Fund	305,703	6,768,272	228,163	4,898,650
Dreyfus S&P 500 Index	183,525	6,326,104	130,865	4,310,607
ABN AMRO Income Plus Fund	1,057,933	6,050,670	714,240	3,944,682

During the year ended March 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$1,964,168
PSS World Medical, Inc. common stock	237,375
Common collective trusts	136,738

Net appreciation in fair value of investments	$2,338,281

(4)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.

(5)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested in their employer contributions.

(6)  Related Party Transactions

At March 31, 2005 and 2004, the Plan owned 2,316,497 and 2,618,541 shares of the Company’s common stock, respectively, which represents approximately 3.6% and 4.0% of the outstanding common stock of the Company, respectively.

The employer contribution receivables at March 31, 2005 and 2004 represent the Qualified Nonelective Contribution of $16,581 and $20,551, respectively.

The other receivables and other liabilities at March 31, 2005 and 2004 primarily represent pending trades.

Certain Plan investments are shares of funds managed by affiliates of the Trustee; therefore, these transactions qualify as party-in-interest transactions.

(7)  Risk and Uncertainties

The Plan invests in various investment securities including the Company’s common stock, as described in Note 3. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
March 31, 2005

Identity of party involved	Description of investment	Units	Current Value
* PSS World Medical, Inc.	PSS World Medical, Inc. common stock
	2,316,497 underlying shares	2,532,483	$26,350,339
* ABN AMRO Asset Management	ABN AMRO Growth Fund	366,143	8,011,200
	Veredus Aggressive Growth Fund	423,825	7,590,709
	ABN AMRO Income Plus Fund	840,503	4,807,115
Janus Capital Group	Janis Mid Cap Value Fund	258,099	5,714,316
Pacific Investment Management Company	PIMCO Total Return Fund	365,263	3,860,825
Oppenheimer Funds	Oppenheimer Global Fund	54,421	3,169,481
The Dreyfus Family of Funds	Dreyfus S&P 500 Index	86,647	2,986,738
Alliance Capital Management	Alliance Growth & Income	523,014	1,924,692
American Funds Service Company	American Europacific Growth Fund	46,940	1,672,463
Ironwood Capital Management, LLC	ICM Isabelle Small Cap Fund	78,265	1,205,277
Artisan Funds, Inc.	Artisan Mid Cap Fund	41,857	1,199,205
* ABN AMRO Asset Management	PSS World Medical, Inc., Moderate Portfolio, 1,906,408.614 units
	PIMCO Total Return Fund	370,915	3,924,276
	Dreyfus S&P 500 Index	67,645	2,331,735
	ABN AMRO Income Plus Fund	183,911	1,051,846
	Alliance Growth & Income	279,907	1,030,057
	ABN AMRO Growth Fund	45,742	1,000,845
	Janus Mid Cap Value Fund	35,623	788,682
	Artisan Mid Cap Fund	26,569	761,192
	American Europacific Growth Fund	18,485	658,610
	Oppenheimer Global Fund	8,706	507,065
	Veredus Aggressive Growth Fund	20,757	371,759
	ICM Isabeele Small Cap Fund	24,082	370,867
	ABN AMRO Investor Money Market Fund		6

			12,796,940

* ABN AMRO Asset Management	Moderate Aggressive Portfolio, 273,520.752 units
	Dreyfus S&P 500 Index	16,594	571,991
	PIMCO Total Return Fund	24,075	254,711
	Alliance Growth & Income	48,800	179,583
	ABN AMRO Growth Fund	8.138	178,068
	Janus Mid Cap Value Fund	6,018	133,242
	Artisan Mid Cap Fund	4,516	129,397
	American Europacific Growth Fund	2,798	99,676
	Oppenheimer Global Fund	1,662	96,777
	ABN AMRO Income Plus Fund	12,437	71,131
	veredus Aggressive Growth Fund	3,525	63,129
	ICM Isabelle Small Cap Fund	3,717	57,236
	ABN AMRO Investor Money Market Fund		11

			1,834,952

* ABN AMRO Asset Management	PSS World Medical Inc., Aggressive Portfolio, 159,762.691 units
	Dreyfus S&P 500 Index	10,872	374,763
	Alliance Growth & Income	44,347	163,197
	ABN AMRO Growth Fund	5,899	129,061
	Janus Mid Cap Value Fund	4,788	105,998
	Artisan Mid Cap Fund	3,571	102,319
	American Europacific Growth Fund	2,383	84,909
	Oppenheimer Global Fund	1,228	71,540
	Veredus Aggressive Growth Fund	2,792	50,012
	ICM Isabelle Small Cap Fund	3,237	49,854
			7

			1,131,660

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
March 31, 2005

Identity of party involved	Description of investment	Units	Current Value
* ABN AMRO Asset Management	PSS World Medical, Inc., Moderate Conservative Portfolio, 64,213.95 units
	PIMCO Total Return Fund	20,350	215,306
	ABN AMRO Income Plus Fund	8,539	48,835
	Dreyfus S&P 500 Index	1,237	42,645
	Alliance Growth & Income	5,348	19,679
	ABN AMRO Growth Fund	854	18,686
	Janus Mid Cap Value Fund	752	16,658
	Artisan Mid Cap Fund	566	16,206
	American Europacific Growth Fund	281	10,025
	Oppenheimer Global Fund	165	9,635
	ABN AMRO Investor Money Market Fund		4

			397,679

* ABN AMRO Asset Management	PSS World Medical, Inc., Conservative Portfolio, 50,295.511 units
	PIMCO Total Return Fund	14,540	153,830
	ABN AMRO Income Plus Fund	12,544	71,743
	Dreyfus S&P 500 Index	529	18,231
	Janus Mid Cap Value Fund	423	9,376
	Alliance Growth & Income	2,497	9,189
	Artisan Mid Cap Fund	316	9,052
	Oppenheimer Global Fund	155	9,038
	ABN AMRO Growth Fund	269	5,888
	ABN AMRO Investor Money Market Fund		2

			286,349

* ABN AMRO Asset Management	Liquidity Fund		1,509

			$84,941,449

* Party-in-interest

See accompanying independent auditors’ report.

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: August 26, 2005

PSS WORLD MEDICAL, INC. SAVINGS PLAN

By: PSS World Medical, Inc., as Plan Administrator

By: /s/ David M. Bronson
David M. Bronson
Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm